UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Explanatory note
This Report on Form 6-K contains the exhibit set forth below.  This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.

Exhibit 99.1: Tax Opinion of Davis Polk & Wardwell, dated June 17, 2008, relating to the registrant’s Global Notes, Series A as described in the Product Supplement AI dated June 17, 2008, which supplements the Prospectus Supplement dated November 13, 2006 and the Prospectus dated October 10, 2006 related to Registration Statement No. 333-137902.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: June 12, 2008	By:	/s/ Joseph J. Rice
		Name:	Joseph J. Rice
		Title:	Director

	By:	/s/ Joseph C. Kopec
		Name:	Joseph C. Kopec
		Title:	Attorney-in-Fact